Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
Mid Penn Bank	Pennsylvania

Mid Penn Insurance Services, LLC*	Pennsylvania

*	Subsidiary of Mid Penn Bank